UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-3296

                                  CUSIP NUMBER
                                   297652 10 9

(Check  One:) /X/ Form  10-K / / Form 20-F / / Form 11-K / /
 Form 10-Q / / Form N-SAR

 For Period Ended:  December 31, 1998

/ /  Transition Report on Form 10-K
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q
/ /  Transition Report on Form N-SAR
For the Transition Period Ended:
--------------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ALL ITEMS

Full Name of Registrant:

     ETHIKA CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (State and Number):

     11249 W. 103rd Drive, Westminster, Colorado 80021

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

/x/       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filled on or before April 15, 1999 being on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /       (c) The  accountant's  statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III

The Company is unable to file its Form 10-KSB on a timely basis due to delays in arranging for the Company's new auditors to review the audit work papers of the Company's former auditor's PriceWaterhouseCoopers, LLP.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     DENNIS BROVARONE             303                  466 4092
     (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     /X/  Yes   /   /  No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     /X/ Yes   /  / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the fiscal year ended December 31, 1998 the Company sold two of its operating subsidiaries and its third subsidiary ceased operations. In addition the Company lost $450,000 on a proposed reorganization and has restructured its lease financing receivable which effectively waived any rights to the equipment, the payment of interest and discounted the principal by $30,000 in consideration of payments under a promissory note. Net Loss for the fiscal year ended December 31, 1998 is anticipated to be $xxxx as compared to a Net Loss of $1,993,9977 for the fiscal year ended December 31, 1997.

ETHIKA CORPORATION

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                               /s/ Dennis Brovarone
Date March 31, 1999                    By:     Dennis Brovarone, President



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